SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Southern Missouri Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

843380106
(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, Greenwich, Connecticut 06830 (203) 769-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

_________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843380106	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 173,382
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 173,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.76%
14	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 843380106	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tontine Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 173,382
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 173,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.76%
14	TYPE OF REPORTING PERSON* OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 843380106	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey L. Gendell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER 173,382
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER 173,382
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 179,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.03%
14	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 843380106	Page 5 of 9 Pages

Item 1.	SECURITY AND ISSUER.

The Schedule 13D/A, filed on August 12, 2003 (the "Schedule 13D"), relating to the common stock, par value $0.01 (the "Common Stock") of Southern Missouri Bancorp, Inc. (the "Company"), whose principal executive offices are located at 531 Vine Street, Poplar Bluff, MO 63901, is hereby amended and restated by this Amendment No. 2 to the Schedule 13D as follows.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by:
(i)	Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), with respect to the shares of Common Stock directly owned by it;
(ii)	Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TFP; and
(iii)	Mr. Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by TFP and the shares of Common Stock of Mr. Gendell's separately owned account.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of TFP and TM is 55 Railroad Avenue, Greenwich, Connecticut 06830.

The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)

The principal business of TFP is serving as a private investment limited partnership. The principal business of TM is serving as general partner to TFP. Mr. Gendell serves as the managing member of TM.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

TFP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

CUSIP No. 843380106	Page 6 of 9 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP is approximately $1,339,309.00. The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Gendell is approximately $30,784.50. TM does not directly own any shares of Common Stock.

The shares of Common Stock purchased by TFP were purchased with working capital and on margin. TFP's margin transactions are with ABN AMRO Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.	PURPOSE OF TRANSACTION.

The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons may pursue discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

CUSIP No. 843380106	Page 7 of 9 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

A. Tontine Financial Partners, L.P.

(a) Aggregate number of shares beneficially owned: 173,382

Percentage: 7.76% The percentages used herein and in the rest of Item 5 are calculated based upon the 2,234,633 shares of Common Stock issued and outstanding as of May 13, 2008, as reflected in the Company's 10Q for the quarterly period ended March 31, 2008.

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 173,382

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 173,382

(c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

(d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.

(e) Not applicable.

B. Tontine Management, L.L.C.

(a) Aggregate number of shares beneficially owned: 173,382

Percentage: 7.76%

(b) 1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 173,382

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 173,382

(c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

C. Jeffrey L. Gendell

(a) Aggregate number of shares beneficially owned: 179,382

Percentage: 8.03%

(b) 1. Sole power to vote or direct vote: 6,000

2. Shared power to vote or direct vote: 179,382

3. Sole power to dispose or direct the disposition: 6,000

4. Shared power to dispose or direct the disposition: 179,382

(c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 843380106	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2008

Jeffrey L. Gendell, individually, and as managing member of Tontine Management, L.L.C., and as general partner of Tontine Financial Partners, L.P.

CUSIP No. 12613R104	Page 9 of 9 Pages

SCHEDULE A

Tontine Financial Partners, L.P.

Date of Transactions	Number of Shares Purchased (Sold)	Price per Share (including commissions, if any)
6/09/2008	(30,000)	$14.27